UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Pacira Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

695127 10 0

(CUSP Number)

HBM Healthcare Investments (Cayman) Ltd.

Governors Square, Suite 4-212-2

23 Lime Tree Bay Ave.

WestBay

Grand Cayman, Cayman Islands

Telephone:  (345) 946-8002

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 5, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSP No. 695127 10 0

1.	Name of Reporting Persons. I.R.S. Identification No(s). of above person(s) (entities only) HBM Healthcare Investments (Cayman) Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands, British West Indies

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 1,667,307

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 1,667,307

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,667,307

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 4.94%(1)

14.	Type of Reporting Person (See Instructions) CO

  (1) This percentage is calculated based upon 33,714,015 shares of the Issuer’s Common Stock outstanding, as reported in Issuer’s annual report on Form 10-K filed on February 25, 2014.

Explanatory Note:  This Amendment No. 4 to Schedule 13D (this “Amendment No. 4”) amends and  supplements the Schedule 13D previously filed with the United States Securities and Exchange Commission (the “SEC”) on February 18, 2011 and amended by Amendment No. 1 filed December 1, 2011, Amendment No. 2 filed April 2, 2013, and “Amendment No. 3 filed July 26, 2013 (the “Schedule 13 D”).  Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13 D.

Item 4.                                 Purpose of Transaction

The response set forth in Item 4 of  Schedule 13D is hereby amended and supplemented by adding the following paragraph at the end of Item 4:

On September 11, 2013, the Reporting Person exercised a warrant to purchase an aggregate of 37,192 shares of the Issuer’s common stock for $2.69 a share.  The Reporting Person paid the exercise price on a cashless basis resulting in the Issuer’s withholding of 2,686 of the warrant shares to pay the exercise price and issuing to Reporting Person the remaining 34,506 shares.  The Issuer also paid $7.02 to Reporting Person in lieu of a fractional share.

On September 11, 2013, the Reporting Person exercised a warrant to purchase an aggregate of 41,841 shares of the Issuer’s common stock for $2.69 a share.  The Reporting Person paid the exercise price on a cashless basis resulting in the Issuer’s withholding of 15,097 of the warrant shares to pay the exercise price and issuing to Reporting Person the remaining 26,744 shares.  The Issuer also paid $20.21 to Reporting Person in lieu of a fractional share.

The Reporting Person sold an aggregate of 24,887 shares of Common Stock in open market transactions from March 5, 2014 through March 6, 2014 for gross proceeds of approximately $1,994,895.59.

Item 5.                                 Interest in Securities of the Issuer

“Item 5.  Interest in Securities of the Issuer” of Schedule 13D is hereby amended and restated as follows:

(a) — (b) As of this date of this filing, the Reporting Person directly beneficially owns 1,667,307 shares of Common Stock, which in the aggregate, constitutes approximately 4.94% of the Common Stock based on 33,714,015 shares of the Issuer’s Common Stock outstanding, as reported in Issuer’s annual report on Form 10-K filed on February 25, 2014.

(c)                                  The following is a list of the shares sold in multiple open market transactions on March 5, 2014 and March 6, 2014 by the Reporting Person.  Upon request, the Reporting Person undertakes to provide the Issuer, any security holder of the Issuer, or the Security and Exchange Commission full information regarding shares sold at each separate price within the ranges set forth below.

Entity	Date of Transaction	Number of Shares Sold	Price Per Share
HBM Healthcare Investments (Cayman) Ltd.	March 5, 2014	22,687	$80.1627	(1)
HBM Healthcare Investments (Cayman) Ltd.	March 6, 2014	2,200	$80.1111	(2)

(1)         Represents the weighted average sales price for the price increments ranging from $80.07 to $80.25.

(2)         Represents the weighted average sales price for the price increments ranging from $80.07 to $80.55.

(d) Not applicable.

(e) This statement is being filed to report that as of March 5, 2014, the Reporting Person has ceased to be a beneficial owner of more than 5% of the class of securities.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  March 17, 2014

HBM Healthcare Investments (Cayman) Ltd.

By:	/s/ Jean-Marc Lesieur
	Name:	Jean-Marc Lesieur
	Title	Director